Daniel I. Goldberg

+1 212 479 6722

dgoldberg@cooley.com

April 11, 2018

John Reynolds

Assistant Director

Office of Beverages, Apparel, and Mining

United States Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3561

Washington, D.C. 20549

Re:	Abpro Corporation

Amendment No. 1 to

Draft Registration Statement on Form S-1

Submitted February 2, 2018

CIK No. 0001670356

Dear Assistant Director Reynolds:

On behalf of our client, Abpro Corporation. (the “Company”), we are submitting this letter in response to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in its letter dated February 15, 2018 (the “Comment Letter”) with respect to the Company’s confidential draft registration statement on Form S-1 submitted to the Commission on February 2, 2018. Concurrently with the submission of this response letter, the Company is filing a revised registration statement on Form S-1 (the “Registration Statement”). In addition to addressing the comments raised by the Staff in its letter, the Company has revised the Registration Statement to update other disclosures.

For the convenience of the Staff, the numbering of the paragraphs below corresponds to the numbering of the comment in the Comment Letter, the text of which we have incorporated into this response letter for convenience in italicized type and which is followed by the Company’s response.

Exhibits, page II-4

1.	We note in your response to comment 4 that although the company’s “lead antibody product candidates are based on in-licensed intellectual property (namely the License Agreements with MSK and MedImmune), such product candidates (two of ten currently identified candidates in the pipeline) have not yet entered clinical trials.” However, it appears that you may be substantially dependent on these agreements because they relate to your lead antibody product candidates and it is unclear whether you would be able to find alternative strategic partners. Please file the license and joint research and development agreements with Memorial Sloan Kettering Cancer Center and MedImmune Limited as exhibits or provide a detailed analysis of why you are not substantially dependent on these agreements.

Cooley LLP 1114 Avenue of the Americas New York, NY 10036

t: (212) 479-6000 f: (212) 479-6275 cooley.com

April 11, 2018

Page Two

The Company respectfully acknowledges the Staff’s comment and has filed redacted versions of its License Agreements with MedImmune Limited and Memorial Sloan Kettering Cancer Center as Exhibits 10.15 and 10.16, respectively, to the Registration Statement. Concurrent with the filing of the Registration Statement, the Company is filing a confidential treatment request with the Commission seeking confidential treatment of the omitted portions.

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Please contact me at (212) 479-6722 or my colleague, Marianne Sarrazin at (415) 693-2157, with any questions or further comments regarding the Registration Statement or our response to the Staff’s Comment Letter.

Sincerely,

/s/ Daniel I. Goldberg
Daniel I. Goldberg

cc:	Ian Chan, Chief Executive Officer, Abpro Corporation

Marianne Sarrazin, Cooley LLP

Richard Truesdell, Jr., Davis Polk & Wardwell LLP

Cooley LLP 1114 Avenue of the Americas New York, NY 10036

t: (212) 479-6000 f: (212) 479-6275 cooley.com